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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6223 Highland Place Way, Suite 201
(No. and Street)

Knoxville, TN 37919
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor (865) 583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd. Suite 410, Nashville, TN 37205
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/20

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

THERESA R. WEBB
STATE OF TENNESSEE
NOTARY PUBLIC
COUNTY

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Financial Statements and Schedules
December 31, 2008

Contents

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2008 and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2008, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 18, 2009

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

Statement of Financial Condition
December 31, 2008

Assets

	2008
Current Assets	
Cash and Cash Equivalents	$ 166,485
Certificate of Deposit	36,735
Commissions Receivable	13,713
Investments – At Market	12,413
Other Receivables	2,450
Total Current Assets	231,796
Property, Plant and Equipment	
Furniture & Equipment	25,280
Leasehold Improvements	8,708
Accumulated Depreciation	(22,513)
Net Property, Plant & Equipment	11,475
Total Assets	$ 243,271

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 22,717
Interest Payable	2,023
Notes Payable - FINRA	5,464
Notes Payable Related Party	10,000
Total Current Liabilities	40,204
Long-Term Liabilities	
Deferred Tax Liability	1,106
Notes Payable - FINRA	4,165
Total Long-Term Liabilities	5,271
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	155,500
Retained Earnings (Deficit)	(312,004)
Total Stockholder's Equity	197,796
Total Liabilities & Stockholders' Equity	$ 243,271

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Income
For the Year Ended December 31, 2008

	2008
Income	
Commission Income	$ 793,654
Net Investment Loss	(13,974)
Total Income	779,680
Expenses	
Rent	61,320
Utilities	4,971
Office	10,582
Dues and Subscriptions	1,159
Insurance	25,794
Postage	3,698
Telephone	9,630
Payroll & Related Expenses	506,614
Contract Labor and Commissions	59,055
Clearing Expense	69,903
Depreciation and Amortization	2,578
Travel	1,810
Interest Expense	1,150
Penalties and Fines	14,652
Bank Charges	592
Contributions	2,000
Registration Fees	8,805
Taxes & Licenses	6,417
Brokerage Services Expense	31,639
Meals and Entertainment	620
Miscellaneous	800
Repairs	1,419
Computer Network Consulting	4,307
Professional Fees and Development	22,069
Total Expenses	851,584
Net Income (Loss) Before Income Taxes	(71,904)
Income Tax (Expense) Benefit	243
Net Income (Loss)	$ (71,661)

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2007	$ 354,300	$ 155,500	$ (240,343)	$269,457
Capital Contribution	-	-	-	-
Net Income	-	-	(71,661)	(71,661)
Balances at December 31, 2008	$ 354,300	$ 155,500	$(312,004)	$197,796

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Cash Flows
For the Year Ended December 31, 2008

	2008
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Loss	$ (71,661)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	2,578
Loss on Investments	18,404
Loss on Disposal of Fixed Assets	494
Non-Cash Stock Commission	(5,000)
(Increase) Decrease in Commissions Receivable	21,299
(Increase) Decrease in Other Receivables	2,110
Increase (Decrease) in Accounts Payable and Accrued Wages	(685)
Increase (Decrease) in Accrued Interest	951
Increase (Decrease) in Deferred Taxes	(243)
Total Adjustments	39,908
Net Cash Provided (Used) in Operating Activities	(31,753)
Cash Flows from Investing Activities	
Purchase of Fixed Assets	(1,203)
Net Change in Certificates of Deposit	27,757
Net Cash Provided (Used) by Investing Activities	26,554
Cash Flows from Financing Activities	
Proceeds from FINRA Loan	10,500
Principal Payments on FINRA Loan	(871)
Net Cash Provided (Used) by Financing Activities	9,629
Net Increase (Decrease) in Cash and Equivalents	4,430
Cash and Equivalents at Beginning of Year	162,055
Cash and Equivalents at End of Year	$ 166,485
Supplemental Disclosures:	
Interest Paid	129
Income Taxes Paid	-

See Notes to the Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) located in Knoxville, Tennessee, is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Pershing Securities.

Revenue Recognition
The Company earns commissions from trades based on negotiated rates with Pershing Securities. Commissions are recognized on the trade date. The Company earned 31% of its commissions from one customer in 2008. The Company also earned commissions on monies raised for private placements for several local Tennessee companies. Total commissions earned from these private placements represented approximately 12% of the Company's total income. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commission receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment
Fixed assets are valued at cost. Depreciation is computed using the straight-line method over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred, and significant betterments to existing property are capitalized. When fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Investments
Investments in marketable securities are classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Income Taxes
Deferred tax assets and liabilities have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 – CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist primarily of investments in equity stocks that are subject to market fluctuations.

The Company maintains its cash accounts at high credit quality financial institutions. The balances at times exceed federally insured limits.

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business. The lease began May 1, 2004 and runs for 63 months. Minimum lease payments are as follows:

2009	35,295

In addition to these minimum lease payments, the lessor may charge additional rents equal to the Company's proportionate share of operating expenses of the office space.

NOTE 4 – INVESTMENTS

The Company's investments include 300 shares of NASDAQ common stock valued at \$7,413 (Level 1 of the fair value hierarchy noted in FAS 157), and 200,000 shares of common stock in a privately held company reported at an estimated fair value of \$5,000 based on a discount of recent private preferred stock transactions (Level 2 of the fair value hierarchy noted in FAS 157).

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholders until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2008. At December 31, 2008, the Company had excess net capital of $62,931.

NOTE 6 – NOTES PAYABLE

The Company borrowed $32,500 from a shareholder in 2006 in the form of a demand note with interest at 8.25%. The Company repaid $22,500 towards this note in 2007 and has accrued interest on this note of $2,023 at December 31, 2008. The Company also financed a fine assessed by the Financial Industry Regulatory Authority (FINRA) (see Note 7) for $10,500 at 7.5% interest for 24 months. Estimated maturities on notes payable for the next five years are as follows:

2009	$ 15,464
2010	4,165

NOTE 7 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to depreciation differences, net operating losses, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2008.

	2008
Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ (207)
State	(36)
	$ (243)

NOTE 7 – INCOME TAXES (CONT.)

Deferred taxes at December 31, 2008 consisting of the following components:

	2008
Deferred Tax Asset – Current	$ 42,372
Valuation Allowance	(42,372)
Net Deferred Tax Asset – Current	$ -
Deferred Tax Liability – Long Term	$ 1,106

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses. The Company has a net operating loss carryforward of $85,954 which expires in 2023.

A valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of recognition of future taxable income and capital gains. The valuation allowance increased $25,204 during 2008.

NOTE 8 – CONTINGENCIES

The Company was subject to a routine examination by the Financial Industry Regulatory Authority (FINRA) during the year ended December 31, 2007. The resulting Letter of Caution, issued by FINRA on January 14, 2008 noted that while the firm was found to be in general compliance, there were however deficiencies. The results of the examination also yielded several apparent rule violations which were referred to the Enforcement Department of FINRA for consideration. The final settlement of these violations resulted in a fine to the Company of $14,000, of which $10,500 was financed with FINRA at 7.5% over 24 months.

NOTE 9 – NON-CASH TRANSACTIONS

The Company received 200,000 shares of common stock of a privately held company as commissions earned on monies raised for private placements. The stock is valued at $5,000.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2008, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 11–13 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 18, 2009

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

December 31, 2008

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2008

	Per Audited Financial Statements	Per Original Focus Report	Differences	
Ownership Equity	$ 197,796	$ 206,885	$(9,089)	(1)
Less: Non Allowable Assets	(32,761)	(30,039)	(2,722)	a,b,d,f
Less: Other Deductions	-	-	-	
Net Capital Before Haircuts	165,035	176,846	(11,811)	
Haircuts on Securities	(2,104)	(2,104)	-	
Net Capital	$ 162,931	$ 174,742	$ (11,811)	

(1) Differences are attributable to audit adjustments as follows:

a) To dispose of old equipment	$ (494)
b) Depreciation adjustments	(1,128)
c) To accrue unrecorded liabilities	(401)
d) Write off miscellaneous receivable	(656)
e) To accrue commissions and year end payroll	(6,903)
f) To accrue commission income from Stock received	5,000
g) To accrue commission expense from Stock received	(3,500)
h) Record tax provision	(1007)
	$ (9,089)

TRUSTFIRST, INC.

December 31, 2008

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 45,475
Total Aggregate Indebtedness	45,475
Ratio of Aggregate Indebtedness to Net Capital	28%

Computation of Excess Net Capital

Net Capital	$ 162,931
Required net capital	100,000
Net capital in excess of required amount	$ 62,931

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control, and have reported them to management in a separate letter. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 18, 2009